Van Kampen California Quality Municipal Trust (VQC)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on July 22, 2005, the shareholders approved an Agreement and Plan of Reorganization, dated February 3, 2005, between Van Kampen California Quality Municipal Trust (the "Target Fund") and Van Kampen California Value Municipal Income Trust (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law.

Common shares:

For:      4,847,027.498
Against:  440,254.968
Abstain:  492,412.907



Preferred shares:

For:      1,957
Against:  385
Abstain:  413